UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(a) and
Amendments Thereto Filed Pursuant to § 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

MANCHESTER UNITED PLC

(Name of Issuer)

Class A ordinary shares, par value $0.0005 per share

(Title of Class of Securities)

G5784H106

(CUSIP Number)

c/o Manchester United plc

Old Trafford

Manchester M16 0RA

United Kingdom

+44 (0) 161 868 8000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 11, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS RECO Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 150,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 150,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 150,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3%
14	TYPE OF REPORTING PERSON OO

1	NAMES OF REPORTING PERSONS JMGT Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON OO

1	NAMES OF REPORTING PERSONS Joel M. Glazer Irrevocable Exempt Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 23,606,980
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 23,606,980

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,606,980
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 35.3%
14	TYPE OF REPORTING PERSON OO

1	NAMES OF REPORTING PERSONS Joel M. Glazer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 23,606,980
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 23,606,980

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,606,980
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 35.3%
14	TYPE OF REPORTING PERSON IN

Explanatory Note

This Amendment No. 4 to Schedule 13D (“Amendment No. 4”) amends and supplements the Statement on Schedule 13D filed with the United States Securities and Exchange Commission on August 23, 2013, as previously amended (the “Statement”), relating to Class A ordinary shares, par value $0.0005 per share (the “Shares”) of Manchester United plc, a Cayman Islands company (the “Issuer”). Capitalized terms used herein without definition shall have the meaning set forth in the Statement.

Item 2. Identity and Background.

Item 2 of the Statement is amended and restated in its entirety as follows: This statement is being filed by the following persons (each a “Reporting Person” and collectively, the “Reporting Persons”): RECO Holdings LLC ("RECO LLC"); JMGT Holdings LLC (the "LLC"); Joel M. Glazer Irrevocable Exempt Trust (the “Trust”); and Joel M. Glazer (the “Trustee”). The Trust is organized in the State of Nevada. The LLC is organized in the State of Delaware. The Trustee is a citizen of the United States of America and is the trustee of the Trust. RECO LLC is organized in the State of Delaware. The business address for each of the Reporting Persons is c/o Manchester United plc, Sir Matt Busby Way, Old Trafford, Manchester, England, M16 0RA. The present principal occupation of the Trustee is Executive Co-Chairman and Director of the Issuer. During the last five years, none of the Reporting Persons (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4. Purpose of Transaction.

Item 4 of the Statement is amended and supplemented by inserting the following information: On May 24, 2021, the LLC terminated its previously disclosed line of credit agreement with CPPIB Credit Investments Inc. and Albacore Partners I Investment Holdings B DAC (the “Agreement”). As a result, all shares of the Issuer provided as security pursuant to the Agreement were released and the Agreement was terminated according to its terms. On May 24, 2021, 2021, the LLC transferred 12,468,265 Class B ordinary shares and 1,707,614 Shares to the Trust for no consideration in an estate planning transaction. As a result of this transfer, the LLC ceased to be the beneficial owner of any of the Shares of the Issuer.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Statement is amended and restated in its entirety as follows:

(a) — (b)  The following sets forth, as of the date of this Statement, the aggregate number and percentage of Shares beneficially owned by each of the Reporting Persons, as well as the number of Shares as to which each Reporting Person has the sole power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition of, based 43,231,580 Shares outstanding as of March 11, 2021.

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition of	Shared power to dispose or to direct the disposition of

Joel M. Glazer Irrevocable Exempt Trust	23,606,980	35.3%	0	23,606,980	0	23,606,980
Joel M. Glazer	23,606,980	35.3%	0	23,606,980	0	23,606,980
RECO Holdings LLC	150,000	0.3%		150,000		150,000
JMGT Holdings LLC	0	0%	0	0	0	0

The Trust and RECO LLC are the record holders of 21,749,366 Class B ordinary shares, which are convertible on a one-for-one basis into Shares at any time at the option of the holder.  The Trust is the record holder of 1,707,614 Shares. The Trust is the sole member of RECO LLC, and in such capacity may be deemed to beneficially own the shares held of record by RECO LLC. The Trustee is a trustee of the Trust, and in such capacity may be deemed to beneficially own the shares held of record by the Trust. (c) Except as reported in Item 4 above, during the past 60 days none of the Reporting Persons has effected any transactions in the Shares of the Issuer. (d) None.(e) Not applicable.

Item 6.          Contract, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer. Item 6 of the Statement is amended and supplemented as follows: Item 4 above summarizes certain updates to the Agreement and the related security shares and is incorporated herein by reference. The Trust provided 11,600,000 Class B ordinary shares of the Issuer pursuant to a line of credit agreement to replace the Agreement as security on May 24, 2021. Except as set forth herein, none of the Reporting Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.           Materials to be Filed as Exhibits.

Exhibit Number	Description
1	Joint Filing Agreement by and between RECO Holdings LLC, JMGT Holdings LLC, Joel M. Glazer Irrevocable Exempt Trust, and Joel M. Glazer, dated June 11, 2021.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:     June 11, 2021

RECO Holdings LLC

By:	Joel M. Glazer Irrevocable Exempt Trust, its sole member

By:	/s/ Joel M. Glazer
Name:	Joel M. Glazer
Title:	Trustee

JMGT Holdings LLC

By:	Joel M. Glazer Irrevocable Exempt Trust, its sole member

By:	/s/ Joel M. Glazer
Name:	Joel M. Glazer
Title:	Trustee

Joel M. Glazer Irrevocable Exempt Trust

By:	/s/ Joel M. Glazer
Name:	Joel M. Glazer
Title:	Trustee

Joel M. Glazer

/s/ Joel M. Glazer
Name:	Joel M. Glazer

EXHIBIT 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with each other on behalf of each of them of such a statement on Schedule 13D/A with respect to the common stock of Manchester United plc beneficially owned by each of them. This Joint Filing Agreement shall be included as an Exhibit to such Schedule 13D/A.

IN WITNESS WHEREOF, the undersigned hereby execute this Joint Filing Agreement as of June 11, 2021.

RECO Holdings LLC

By:	Joel M. Glazer Irrevocable Exempt Trust, its sole member

By:	/s/ Joel M. Glazer
Name:	Joel M. Glazer
Title:	Trustee

JMGT Holdings LLC

By:	Joel M. Glazer Irrevocable Exempt Trust, its sole member

By:	/s/ Joel M. Glazer
Name:	Joel M. Glazer
Title:	Trustee

Joel M. Glazer Irrevocable Exempt Trust

By:	/s/ Joel M. Glazer
Name:	Joel M. Glazer
Title:	Trustee

Joel M. Glazer

/s/ Joel M. Glazer
Name:Joel M. Glazer